Exhibit 99.16
INTERIM INVESTORS AGREEMENT
     This Interim Investors Agreement (this “Agreement”) is entered into on July 27, 2007 to be effective as of July 23, 2007 by and among Cloud Holding Company, LLC, a Delaware limited liability company (“Purchaser”), Cloud Acquisition Corporation, a Delaware corporation and a direct, wholly-owned subsidiary of Purchaser (“Midco”), MLGPE Fund US Alternative, L.P., a Delaware limited partnership (the “ML Investor”), Lewis W. Dickey, Jr. (“LD”), John W. Dickey, David W. Dickey, Michael W. Dickey and Lewis W. Dickey, Sr. (collectively, the “Rollover Investors” and, together with the ML Investor, the “Investors”).
RECITALS
     A. On July 23, 2007, Midco, Cloud Merger Corporation, a Delaware corporation and a direct, wholly-owned subsidiary of Midco (“Acquisition Sub”), and Cumulus Media Inc., a Delaware corporation (the “Company”), have executed an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Acquisition Sub would merge with and into the Company, with the Company surviving such merger.
     B. Each of the Investors has, on July 23, 2007, executed a letter agreement (such letter agreement, in the case of the ML Investor, the “Equity Commitment Letter”, in the case of each Rollover Investor, a “Rollover Commitment Letter” and, such letter agreements collectively, the “Commitment Letters”) in favor of Midco in which each such Investor has agreed, subject to the terms and conditions set forth therein, to make, directly or indirectly through Purchaser and/or other entities, in the case of the ML Investor, a cash equity investment (the “ML Investor’s Commitment”), and, in the case of the Rollover Investors, a rollover equity investment (each, a “Rollover Investor’s Commitment” and, collectively, the “Rollover Investors’ Commitment”) in Midco at the Closing in the respective amounts set forth on Schedule A hereto, as such amounts may be modified pursuant to Sections 2.8, 2.9 and 2.10 hereof.
     C. ML IBK Positions, Inc. (the “Guarantor”) has, on July 23, 2007, executed a guarantee in favor of the Company in which the Guarantor has agreed, subject to the terms and conditions set forth therein, to guarantee certain obligations of Midco (the “Guarantee”).
     D. The Investors, Purchaser and Midco wish to agree to certain terms and conditions that will govern the actions of Purchaser and the relationship among the Investors with respect to the Merger Agreement, the Commitment Letters, the Guarantee and the transactions contemplated by each.

AGREEMENT
     Therefore, the parties hereto hereby agree as follows:
1. EFFECTIVENESS; DEFINITIONS.
     1.1 Effectiveness. This Agreement shall be effective as of July 23, 2007 and shall terminate (except with respect to Sections 1.1, 1.2, 2.11, 2.12, 2.14, 3 and 4) upon the earliest of (i) the closing under the Merger Agreement (the “Closing”) and (ii) the termination of the Merger Agreement; provided that any liability for failure to comply with the terms of this Agreement shall survive such termination.
     1.2 Definitions. Certain terms are used in this Agreement as specifically defined herein. Certain of those definitions are set forth in Section 3 hereof. Capitalized terms used herein but not defined shall have the respective meanings given to them in the Merger Agreement.
2. CERTAIN AGREEMENTS AMONG THE INVESTORS.
     2.1 Actions Under the Merger Agreement. The Investors, acting together, may cause Purchaser to take any action or refrain from taking any action with respect to the Merger Agreement, including, without limitation, taking any action or refraining from taking any action in order for Purchaser to comply with its obligations, satisfy its closing conditions or exercise its rights under the Merger Agreement, amend or modify the Merger Agreement, waive compliance with any agreements contained in the Merger Agreement, and cause Purchaser to determine that the conditions to closing specified in Sections 6.1 and 6.3 of the Merger Agreement (the “Closing Conditions”) have been satisfied or to waive compliance with any Closing Condition and to close the transactions contemplated by the Merger Agreement in accordance with its terms (except as so waived); provided that (i) the decision to waive the conditions to closing specified in Sections 6.03(e) and 6.03(f) of the Merger Agreement shall be made by the ML Investor in its sole and absolute discretion and (ii) no other such action shall be taken or refrained from being taken without the consent of the ML Investor and the Rollover Investors.
     2.2 Debt Financing. The Investors, acting together, shall cause Acquisition Sub (as and to the extent required by Section 5.09(b) of the Merger Agreement) to negotiate, enter into and borrow under definitive agreements relating to Debt Financing to be provided at the Closing; provided that no action pursuant to this Section 2.2 shall be taken or refrained from being taken without the consent of the ML Investor and the Rollover Investors.
     2.3 Management Arrangements. Each Investor agrees to negotiate in good faith with the other Investors and to cause Purchaser or the Company to enter into, concurrently with the Closing, definitive documentation, including with LD, reflecting the terms set forth on Schedule B hereto; provided that Purchaser or the Company shall not enter into any such documentation without the consent of the ML Investor and the Rollover Investors.
     2.4 LLC Agreement. Each Investor agrees to negotiate in good faith with the other Investors to enter into, concurrently with the Closing, a limited liability company agreement with respect to their equity interests in Purchaser reflecting the terms set forth on Schedule C hereto; provided that no such limited liability company agreement shall be entered into without the consent of the ML Investor and the Rollover Investors.
     2.5 Other Matters. Each Investor agrees to negotiate in good faith with the other Investors to enter into definitive documentation reflecting the terms set forth on Schedule D hereto. Such documentation shall be entered into, in the case of definitive documentation with respect to the ML Investor’s investment in NP, contemporaneously with the closing of NP and, in respect of all such other definitive documentation, concurrently with the Closing. No such documentation shall be entered into without the consent of the ML Investor and the Rollover Investors.
     2.6 Commitments.
     2.6.1 Each Investor hereby affirms and agrees that it is bound by the provisions set forth in its Commitment Letter. Midco shall not attempt to enforce any Commitment Letter, unless and until the Investors, acting with consent of the ML Investor and the Rollover Investors, have determined that the Closing Conditions and the conditions to performance under such Commitment Letters have been satisfied or validly waived as permitted hereunder.
     2.6.2 The Investors shall cause Purchaser to create such classes of equity interests and to issue and sell or exchange (as the case may be) such equity interests to the Investors as contemplated by and in accordance with the Investors’ respective Commitment Letters and this Agreement; provided that each Investor shall purchase equity interests of the same class and series and at the same per-unit price.
     2.6.3 All equity interests issued by Purchaser and its subsidiaries at the Closing shall be issued to the Investors so that such equity interests are beneficially owned pro rata in accordance with each Investor’s Commitments (as the same may be adjusted pursuant to the terms hereof), other than any equity securities issued to management in transactions contemplated by Section 2.3; provided that each Investor shall purchase equity interests of the same class and series and at the same per-unit price.
     2.6.4 Prior to the Closing, no Investor shall transfer its right to acquire equity interests in Purchaser, except as otherwise provided in Sections 2.8, 2.9 or 2.10.
     2.7 Notice of Closing. Purchaser will use its reasonable best efforts to provide each Investor with at least five days’ prior notice of the Closing Date under the Merger

Agreement; provided that the failure to provide such notice will not relieve an Investor of its obligations under Section 2.6 of this Agreement. Any notices or correspondence received by Purchaser under, in connection with, or related to the Merger Agreement shall be promptly provided to each Investor at the address set forth in the Commitment Letters, or any other address designated by such Investor in writing to Purchaser.
     2.8 Additional Rollover Option.
     2.8.1 At any time prior to or at the Closing, the Rollover Investors shall have the one-time right (the “Additional Rollover Option”), exercisable by written notice to the other parties hereto (which notice shall be given at least five Business Days prior to the Closing Date) to increase the Rollover Investors’ Commitment (either by investing cash in addition to the contemplated rollover or by rolling over additional equity) by an amount not to exceed $20 million in the aggregate (the “Additional Rollover Amount”).
     2.8.2 If the Rollover Investors exercise the Additional Rollover Option, the Investors shall coordinate in good faith with each other to take such actions as they deem necessary and reasonable to effectuate the exercise of the Additional Rollover Option; provided that such actions shall include, if the Additional Rollover Option is exercised prior to the Closing, (i) the delivery by the Rollover Investors of one or more amended and restated Rollover Commitment Letters to Midco reflecting an aggregate additional rollover commitment equal to the Additional Rollover Amount, (ii) if, at the time the Additional Rollover Option is exercised, NP has not assumed a portion of the ML Investor’s Commitment in accordance with Section 2.9, the delivery by the ML Investor of an amended and restated Equity Commitment Letter to Midco pursuant to which the ML Investor’s Commitment is reduced by the Additional Rollover Amount, and (iii) if, at the time the Additional Rollover Option is exercised, NP has assumed a portion of the ML Investor’s Commitment in accordance with Section 2.9, the delivery by NP of an amended and restated equity commitment letter to Midco pursuant to which the amount committed by NP in its original equity commitment letter is reduced by the Additional Rollover Amount. Any commitment letter delivered pursuant to this Section 2.8.2. shall have substantially the same terms and conditions as the commitment letter substituted thereby, except as provided in this Section 2.8.2.
     2.9 NP Commitment; Other Matters Concerning the ML Investor’s Commitment.
     2.9.1 At any time prior to or at the Closing, LD shall have the one-time right, exercisable by written notice to the other parties hereto (which notice shall be given at least five Business Days prior to the Closing Date), to cause NP to assume a portion of the ML Investor’s Commitment that is (i) not less than the NP Minimum Amount and (ii) not in excess of the NP Target Amount (any portion so assumed by NP, the “NP Commitment”).

     2.9.2 If LD exercises such right, the Investors shall coordinate in good faith with each other to take such actions as they deem necessary and reasonable to effectuate the assumption by NP of a portion of the ML Investor’s Commitment equal to the NP Commitment; provided that such actions shall include, if such right is exercised prior to the Closing, (i) an agreement by NP to be bound by this Agreement as though it were a party hereto but without any voting, approval or consent right hereunder, (ii) the delivery by NP of an equity commitment letter to Midco in an amount equal to the NP Commitment, (iii) the delivery by the ML Investor of an amended and restated Equity Commitment Letter to Midco pursuant to which the ML Investor’s commitment is reduced by the NP Commitment, and (iv) the delivery by NP of a backstop guarantee for the benefit of the ML Investor assuming liability for a such portion of the Guarantee executed by the ML Investor as is equal to the amount obtained by multiplying the Maximum Amount (as defined in the ML Investor’s Guarantee) by a fraction, the numerator of which is the NP Commitment and the denominator of which is the amount of the ML Investor’s Commitment (prior to the reduction of such commitment by the NP Commitment). Any commitment letter delivered pursuant to this Section 2.9.2. shall have substantially the same terms and conditions as the commitment letter substituted thereby, except as provided in this Section 2.9.2.
     2.9.3 In consideration of the ML Investor providing the Interim Financing, NP shall pay, concurrently with the Closing, to the ML Investor an interim financing fee equal to 1.75% of the amount obtained by subtracting $25 million from the NP Target Amount (the “Interim Financing Fee”); provided that (i) if the Closing does not occur, the Interim Financing Fee shall be deemed forgiven and (ii) to the extent the Interim Financing Fee is not paid when due, any portion of any fee otherwise payable to the Rollover Investors or NP in accordance with the terms of Schedule C will instead be paid to the ML Investor and applied against the Interim Financing Fee. If the Interim Financing is funded at Closing, the definitive documentation pursuant to Section 2.4 will include such other fee arrangements in respect of the Interim Financing as are set forth on Schedule C.
     2.9.4 In the event that the conditions set forth in Section 6.03(e) and 6.03(f) of the Merger Agreement have not been satisfied or waived by the date on which the Company becomes entitled to expense reimbursement pursuant to Section 6.04(b) of the Merger Agreement (the “Expense Trigger Date”), then, from and after the 30th day following the Expense Trigger Date, the Rollover Investors shall have the right, exercisable by written notice to the other parties hereto (which notice shall be given at least five Business Days prior to the Closing Date) to require the ML Investor to assign all of the ML Investor’s Commitment to a third party designated by the Rollover Investors. If the Rollover Investors exercise such right, the Investors shall coordinate in good faith with each other to take such actions as they deem necessary and reasonable to effectuate the assignment by the ML Investor of all of the ML Investor’s Commitment; provided that such actions shall include (i) an agreement by such third party to be bound by this Agreement as though it were the ML Investor, (ii) the delivery by such third party of an equity commitment letter to Midco in an amount equal to the ML Investor’s Commitment, (iii) the delivery by such third party of a backstop guarantee for the benefit of the Guarantor assuming liability for the Maximum Amount (as defined in the Guarantee) and (iv) the delivery by Midco and the Rollover Investors of a release of the ML Investor from all obligations under the Equity Commitment Letter and this Agreement.
     2.10 ML Investor Commitment.
     2.10.1 At any time prior to or at the Closing, the ML Investor shall have the one-time right, exercisable by written notice to the other parties hereto (which notice shall be given at least five Business Days prior to the Closing Date), to transfer all or any portion of the ML Investor’s Commitment to one or more Affiliates (including, for the avoidance of doubt, one or more affiliated funds) of the ML Investor (the “Additional Investors”).
     2.10.2 If the ML Investor exercises such right, the Investors shall coordinate in good faith with each other to take such actions as they deem necessary and reasonable to effectuate the transfer of such portion of the ML Investor’s Commitment; provided that any such actions shall include, if such right is exercised prior to the Closing, (i) an agreement by the Additional Investors to be bound by this Agreement as though they were a party hereto, but without any voting, approval or consent rights hereunder, (ii) the delivery by the Additional Investors of one or more equity commitment letters to Midco in respect of the relevant portion of the ML Investor’s Commitment assumed by the Additional Investors, and (iii) the delivery by the ML Investor of an amended and restated Equity Commitment Letter to Midco pursuant to which the ML Investor’s commitment is reduced by such portion.
     2.10.3 Notwithstanding anything to the contrary in this Agreement, including Sections 2.8 and 2.9 hereof, except as contemplated by Section 2.9.4 hereof, the ML Investor’s Commitment, taken together with commitments under equity commitment letters delivered pursuant to Section 2.10.2 shall at all times be for an amount of at least $125 million.
     2.11 Contribution With Respect to Guarantee. The Investors shall cooperate in defending any claim that the Guarantor is liable to make payments under the Guarantee. If one or more of the Rollover Investors are the only Defaulting Investors, then the Rollover Investors shall (i) promptly pay to the Company all amounts payable by Midco to the Company under the Merger Agreement that are guaranteed by the Guarantor and take such other reasonable actions as are necessary to prevent enforcement of the Guarantee against the Guarantor and (ii) indemnify, jointly and severally, Midco and the Guarantor for any obligations to the Company in respect of any amounts so payable. If one or more Rollover Investors and the ML Investor are Defaulting Investors, then (x) the Rollover Investors (collectively), on the one hand, and the ML Investor, on the other hand, shall each promptly pay to the Company 50% of the amounts payable by Midco to the Company under the Merger Agreement that are guaranteed by the Guarantor and the Rollover Investors shall take such other reasonable actions as are necessary to prevent enforcement of the Guarantee against the Guarantor with respect to more than 50% of such amounts payable by Midco and (y) the Rollover Investors, jointly and severally, shall indemnify Midco and the Guarantor for 50% of any obligations to the Company in respect of any amounts so payable. Notwithstanding anything to the contrary herein, the total amount payable by the Defaulting Investor(s) under this Section 2.11 or otherwise shall in no event exceed the Maximum Amount (as defined in the Guarantee (as in effect on July 23, 2007)).
     2.12 Expense and Fee Sharing.
     (a) In the event the Merger is consummated, Purchaser will bear (or cause the Company to bear) all out-of-pocket expenses of the Investors incurred in connection with (i) their due diligence review of the Company, (ii) the negotiation, delivery and execution of this Agreement and the Merger Agreement and the other agreements and documents contemplated hereby or thereby, (iii) any actions taken in accordance with the terms of the Merger Agreement, including regulatory filings made or to be made pursuant to the Merger Agreement, including, without limitation, the reasonable fees, expenses and disbursements of lawyers, accountants, consultants and other advisors retained by the Investors incurred in connection with the foregoing (collectively, the “Investor Expenses”).
     (b) In the event the Merger Agreement is terminated in a manner that results in a Termination Fee or expense reimbursement becoming payable to Purchaser or Midco, Purchaser or Midco, as the case may be, shall, first, pay all Investor Expenses from the proceeds of the Termination Fee or such expense reimbursement and, second, distribute any remainder of the Termination Fee to the ML Investor.
     (c) In the event that (i) the Merger Agreement is terminated in a manner that does not result in a Termination Fee or expense reimbursement becoming payable to Purchaser (or Midco) or (ii) any such Termination Fee or expense reimbursement is insufficient to cover all of the Investor Expenses, then (A) in the event there are any Defaulting Investor(s), such Defaulting Investors shall be responsible for all Investor Expenses and (B) in the event there are no Defaulting Investors, the ML Investor, on the one hand, and the Rollover Investors, on the other hand, shall each bear 50% of the Investor Expenses (or, in the case of clause (ii), 50% of such other Investor Expenses not covered by such Termination Fee or such expense reimbursement); provided that, in each such case, the ML Investor shall bear the fees and expenses of Debevoise & Plimpton LLP and the Rollover Investors, collectively, shall bear the fees and expenses of Jones Day (with the ML Investor being entitled to receive any portions of any the Termination Fee or such expense reimbursement, if any, that may remain after application of this proviso).

     2.13 Purchaser Consents. Each Investor agrees not to knowingly, and shall not knowingly permit any of its respective affiliates to, take any action that would reasonably be expected to prevent, materially delay or materially impair receipt of any approval, consent, notice or filing with a Governmental Entity required in connection with transactions contemplated by the Merger Agreement (“Purchaser Approvals”); provided that this Section 2.13 (i) shall not prohibit an Investor from voting equity securities in Purchaser in a manner it deems appropriate and (ii) shall not be deemed to prohibit any Affiliate of the ML Investor from engaging in trading, asset management or other applicable financial services activities in the ordinary course of its business.
     2.14 Other Arrangements. Each Investor hereby represents and warrants, and agrees with the other Investors that (i) it has not entered into, and (ii) in the case of termination of this Agreement prior to Closing, it will not enter into, within the first ninety days following the termination of this Agreement, any agreement, arrangement or understanding with any potential investor or group of investors or the Company with respect to any Company Acquisition Proposal, other than the agreements expressly contemplated by this Agreement or the Merger Agreement; provided that (x) any trading, asset management or other applicable financial services activities that any Affiliate of the ML Investor may have engaged in or in which it may be engaging in the ordinary course of its business shall not be deemed a breach of this representation and (y) the ML Investor, on the one hand, and the Rollover Investors, on the other hand, shall not be bound by the restrictions set forth in clause (ii) above if the basis for termination of this Agreement was either (A) a breach of the Merger Agreement caused by the respective other party or (B) a regulatory problem solely attributable to the other party.
     2.15 Officers and Directors During Interim Period. Prior to the Closing, unless the ML Investor and LD otherwise agree, each of Purchaser, Midco and Acquisition Sub shall have two directors and two officers, who shall be Robert F. End (or another person selected by the ML Investor in its sole discretion) and LD (or another person selected by LD in his sole discretion). No such individual, in his or her capacity as a director and officer, shall take any action inconsistent with the terms of this Agreement, unless consented to in writing by the ML Investor and the Rollover Investors.
     2.16 FCC Applications. The initial FCC applications to be filed pursuant to the Merger Agreement will be long form applications requesting FCC consent to transfer control of the Company to Purchaser with ML Investors having the right to appoint three designees to the Board of Purchaser and LD having the right to appoint two designees to the Board of Purchaser. It is contemplated that, upon assumption by NP of a portion of the ML Investor’s Commitment that is equal to the NP Target Amount or upon NP funding the NP Target Amount, the initial FCC applications will be amended or that short form FCC applications will be filed to seek FCC approval for a Board of Purchaser with ML Investor and NP each having the right to appoint two designees to the Board.

     2.17 280G Matters. The Investors will cooperate with one another to ensure that all payments or benefits provided to any Investor under any of the Company Benefit Plans (as defined in the Merger Agreement) are fully deductible under Section 280G of the Code (as defined in the Merger Agreement), including, without limitation, by using their reasonable best efforts to cause the Closing to occur at a time where any such payments will be fully deductible or changing the timing of payments so that such payments will be fully deductible; provided that any such change shall not adversely impact any Investor, except as otherwise agreed by such Investor.
3.	DEFINITIONS. For purposes of this Agreement, the following terms shall have the following meanings:
     “Commitment” shall mean, with respect to each Investor, the amount specified opposite such Investor’s name on Schedule A hereto.
     “Defaulting Investor” shall mean any Investor who either (a) fails to consent to the Debt Financing (or if alternative debt financing is being used, the alternative debt financing) being drawn, in accordance with Section 2.2, under definitive agreements relating to the Debt Financing or (b) defaults in its obligation to fund or consummate its commitment under its Commitment Letter.
     “Interim Financing” shall mean the portion of the ML Investor’s Commitment that is equal to the NP Target Amount.
     “NP” shall mean an investment fund controlled by LD and affiliated with Navy Partners LLC, a Georgia limited liability company.
     “NP Minimum Amount” shall mean $20 million.
     “NP Target Amount” shall mean $149 million; provided that if the Additional Rollover Option is exercised, the NP Target Amount shall be reduced by the Additional Rollover Amount (but not below zero) except for purposes of Section 2.9.3 to which this proviso shall not apply.
4. MISCELLANEOUS.
     4.1 Rollover Investors’ Representative. Each of the Rollover Investors hereby irrevocably appoints LD as such Rollover Investor’s proxy and attorney-in-fact with full power of substitution (the “Representative”), to act on behalf of each Rollover Investor with respect to any matter arising under this Agreement. Purchaser and the ML Investor shall be entitled to deal exclusively with the Representative with respect to any matters arising under this Agreement and shall be entitled to rely, without independent investigation whatsoever, on (i) the power and authority of the Representative to act on behalf of, and to bind, all Rollover Investors, and (ii) any document executed or purported to be executed on behalf of the Rollover Investors by the Representative and any other action taken or purported to be taken on behalf of the Rollover Investors by the Representative, in each case as fully binding upon the Rollover Investors. Purchaser and the ML Investor shall have no liability to any Rollover Investor for any acts or omissions of the Representative, or any acts or omissions taken or not taken by any Persons at the direction of the Representative. The Representative shall not be entitled to a fee for its services as Representative hereunder.
     4.2 Certain Representations and Warranties. Each of the Investors represents and warrants to the other Investors that either (i) during the three year period immediately preceding the date of this Agreement, such Investor has not taken any action to cause him or it to be an “interested stockholder” (within the meaning of Section 203 of the DGCL) of the Company or (ii) the restrictions of Section 203 of the DGCL on business combinations are inapplicable as to such Investor because the transactions pursuant to which such Investor became an “interested stockholder” were approved by the board of directors of the Company.
     4.3 Structure. In the event that one or more Persons are created to own Purchaser (which shall only be done only with the consent of the ML Investor and the Rollover Investors), the rights set forth herein with respect to Purchaser shall instead apply to the ultimate parent entity of Purchaser. In the event the ML Investor and the Rollover Investors so agree, the Investors will either (i) cause Purchaser to make an election to become taxable as a corporation or (ii) convert Purchaser into a corporation; provided that, in the case of this clause (ii), the provisions herein and on Schedule C pertaining to the negotiation and terms of a limited liability company agreement for Purchaser shall instead be deemed to apply to the negotiation and terms of a shareholders’ agreement for Purchaser.
     4.4 NP. In the event that LD does not form NP but instead either (i) forms another investment entity over which LD has voting control (or management control as a general partner) and that is capable of funding an amount equal to at least the NP Minimum Amount (provided that the total amount of foreign ownership attributable to such entity, when taken together with the total amount of foreign ownership attributable to the other Investors, shall not exceed the FCC’s foreign ownership limits and such entity is fully qualified to hold its interests under all FCC Rules and Regulations and the provisions of the Communications Act, including restrictions on multiple and cross-ownership) (a “Qualifying Entity”) or (ii) obtains commitments from the Rollover Investors sufficient to fund an amount equal to at least the NP Minimum Amount, then, upon LD’s request, the parties hereto will negotiate such adjustments to the terms of this Agreement and the Schedules hereto as are necessary to reflect the substitution of NP by such Qualifying Entity or by such Rollover Investors, including, without limitation, adjustments to avail such Qualifying Entity or such Rollover Investors of the same rights (but, for the avoidance of doubt, no additional rights) as NP would have pursuant to the terms hereof had NP been formed. For the avoidance of doubt, in such case, the provisions set forth on Schedule D as to the formation of, and the provision of commitments by the ML Investor to, NP will not apply.
     4.5 Severability. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, such provision shall be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.
     4.6 No Third Party Beneficiaries. This Agreement shall be binding on each Investor solely for the benefit of each other Investor and Purchaser, and nothing set forth in this Agreement, express or implied, shall be construed to confer, directly or indirectly, upon or give to any person other than the Investors and Purchaser any benefits, rights or remedies under or by reason of, or any rights to enforce or cause such addressees to enforce, any provisions of this Agreement. Notwithstanding any provision hereof to the contrary, the Purchaser may not enforce this Agreement against any Investor without the written consent of the ML Investor and the Rollover Investors.
     4.7 Remedies. The parties hereto agree that, except as provided herein, this Agreement will be enforceable by all available remedies at law or in equity (including, without limitation, specific performance); provided that Purchaser may only enforce this Agreement against any Investor with the written consent of the ML Investor and the Rollover Investors.
     4.8 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any Agreement or any document or instrument delivered contemporaneously herewith or prior hereto, and notwithstanding the fact that an Investor may be a partnership or limited liability company, Purchaser and each Investor, by their acceptance of the benefits of this Agreement, covenant, agree and acknowledge that no person other than the Investors shall have any obligation hereunder and no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement shall be had against any former, current or future officer, agent, affiliate or employee of the Investor, against any former, current or future general or limited partner, stockholder or member of the Investor or any affiliate thereof or against any former, current or future director, officer, employee, affiliate, general or limited partner, stockholder, manager or member of any of the foregoing (each, other than the Investor, a “Related Party”), whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law or otherwise. Purchaser and each Investor further agree that neither they nor any of their Related Parties shall have any right of recovery in connection with the transactions contemplated hereby against any Related Party of any Investor, whether by piercing of the corporate veil or by a claim against any such Related Party or otherwise.
     4.9 Press Release; Communications. Any general notices, releases, statements or communications to the general public or the press relating to this Agreement or the transactions contemplated hereby and the Merger Agreement shall be made only at such times and in such manner as may be mutually agreed upon by the ML Investor and the Rollover Investors, except with respect to any such notices, releases, statements or communications required by applicable law (as to which the parties shall reasonably consult).
     4.10 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles or rules of conflicts of law to the extent such principles or rules are not mandatorily applicable by statute and would require the application of the laws of another jurisdiction). In addition, each party (i) irrevocably and unconditionally consents to submit itself to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in such district for the purposes of any suit, action or other proceeding between any of the parties hereto arising out of this Agreement, (ii) agrees that it will not attempt to deny or defeat personal jurisdiction by motion or other request for leave from such court, (iii) waives any claim of improper venue or any claim that the courts of the State of New York are an inconvenient forum for any action, suit or proceeding between any of the parties hereto arising out of this Agreement or any transaction contemplated hereby, (iv) agrees that it will not bring any action relating to this Agreement in any court other than the above-named courts and (v) to the fullest extent permitted by law, consents to service being made through the notice procedures set forth in Section 8.07 of the Merger Agreement.
     4.11 WAIVER OF JURY TRIAL. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     4.12 Rights and Remedies. No delay of or omission in the exercise of any right, power or remedy to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later; nor shall any such delay, omission nor waiver of any single breach or default be deemed a waiver of any other breach occurring before or after that waiver. Each Rollover Investor hereby irrevocably waives any and all recourse and remedies it may have against the ML Investor as a result of the ML Investor electing, in its sole discretion, to waive or not waive the conditions to Closing specified in Sections 6.03(e) and 6.03(f) of the Merger Agreement.
     4.13 Other Agreements. This Agreement, together with the agreements referenced herein, constitutes the entire agreement, and supersedes all prior agreements, understandings, negotiations and statements, both written and oral, among the parties or any of their affiliates with respect to the subject matter contained herein except for such other agreements as are referenced herein which shall continue in full force and effect in accordance with their terms.
     4.14 Assignment. Other than as provided in Sections 2.8, 2.9 and 2.10, this Agreement, or rights hereunder, shall not be assigned by any party without the prior written consent of the other parties.
     4.15 Amendment. Any amendments to this agreement (including, without limitation, to admit any new Investor or any other party) shall be in writing and shall require the consent of the ML Investor and the Rollover Investors.
[Signature pages follow]

     IN WITNESS WHEREOF, each of the undersigned has duly executed this Agreement (or caused this Agreement to be executed on its behalf by its officer or representative thereunto duly authorized) as of the date first above written.

CLOUD HOLDING COMPANY, LLC
By:	/s/ Lewis W. Dickey, Jr.
	Name:	Lewis W. Dickey
	Title:	Chairman, President and CEO

CLOUD ACQUISITION CORPORATION
By:	/s/ Lewis W. Dickey, Jr.
	Name:	Lewis W. Dickey
	Title:	Chairman, President and CEO

MLGPE FUND US ALTERNATIVE, L.P. By: MLGPE Delaware LLC, its General Partner
By:	/s/ Robert F. End
	Name:	Robert F. End
	Title:	Managing Member

/s/ Lewis W. Dickey, Jr.
Lewis W. Dickey, Jr.

/s/ John W. Dickey
John W. Dickey

/s/ David W.Dickey
David W. Dickey

/s/ Michael W. Dickey_
Michael W. Dickey

/s/ Lewis W. Dickey, Sr.
Lewis W. Dickey, Sr.